Lil' LIBROS

BECOME AN *owner*


el Chavo

Six years ago we started Lil' Libros with only 3 books to inspire our children to dream in two languages. And what an incredible journey it has been, but we are just getting started!





Lil' LIBROS

You have helped us grow and we want you to own a piece of Lil' Libros through our crowdfunding campaign on Wefunder.

Yes, we want you to be an investor and owner of Lil' Libros. It is really simple to invest, even your abuelita can do it with as little as $100. Let's become the first bilingual children's media company owned by our community.

Visit Wefunder.com/LilLibros for details!

Let's change the world together,

Patty & Ariana



Selena
LUCHA LIBRE



WALTER


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owner.
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Lil' LIBROS
OAXACA

lil_libros • Following

lil_libros We believe that in the future we will all own the brands and companies we love.

That future starts today. For the last 6 years you have been our biggest supporter and we now want YOU to be an owner of Lil' Libros.

WeFunder.com/lillibros

We started this company with one goal: to create high-quality books and products reflective of our children. Quality and authentic bilingual children's books are difficult to find, a problem traditional publishers fail to prioritize, despite the fact that 1 in 4 children in the U.S. are Latino.

Children's book are the first form of media we introduce to our children and with only 6% of children's books with Latinx characters, how can we empower our children to believe they can be whatever they dream of becoming?

But YOU have said enough and when we started Lil' Libros, you

Liked by yiselly and 4,079 others

JUNE 30

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Patty & Ariana will be going live Thursday, July 8 at 5:30pm PST to answer all your questions.
INVEST IN
Lil' LIBROS
lil_libros • Following
lil_libros SET YOUR ALARMS! Tomorrow we are doing an IG LIVE to answer all your questions. If you have invested or still thinking of investing, you don't want to miss this. Tell all your friends and family and join us! Questions? Ask us here and we will get to them tomorrow right here at 5pm PST!
17w
yecenia.baltazar Is there a link to join?
17w 2 likes Reply
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claudiamunozsf Can't wait!
17w 1 like Reply
itscarin_007 How does someone divest and at what point can they divest? Any plans on having an ipo?
Liked by hollabackgirle and 645 others
JULY 7
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become
an
owner.
INVEST IN
Lil' LIBROS
WEFUNDER.COM/LILLIBROS
lil_libros • Following
lil_libros Became an owner of the fastest growing bilingual children's publishing media company! Invest in small businesses. Invest in Latina women. Invest in your community. Invest in Lil' Libros (link in bio).
16w
_steph.garcia I invested
Wish i could do more but inam haply to contribute for our generational wealth
16w 1 like Reply
legit_maria Quick question,if I was to invest would that be a one time payment or how does that work?
16w 1 like Reply
j3w3lz.3 Dreaming!! for my sons!!
#Invested #Partner
16,138 views



INVEST IN LATINAS.
INVEST IN LIL' LIBROS.
BECOME AN investor
Lil' LIBROS
FRIDA
lil_libros • Following
lil_libros We are this close to hitting $2.5 MILLION DOLLARS in equity crowdfunding!!We are creating change because the solution is creating and building our own tables. And that is exactly what YOU are doing with us! Invest in your community. Invest in our children. Invest in Latina women. We should own the companies we built. Invest in Lil' Libros today (link in bio!)
14w
carmic_saints How? Where? Info plz
14w 1 like Reply
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socal21 Happy to be apart of this journey.
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$2M

raised in equity crowdfunding

Over 5,000 of YOU have invested in Lil' Libros. There is still a chance. Join us as we continue creating books reflective of our chidren's experiences while we build wealth for our families together!

We are going to the moon! If you haven't invested yet, join us.

BECOME AN *owner*

INVEST IN

Lil' LIBROS



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IG live Q+A
Patty & Ariana will be going live Thursday, July 8 at 5:30pm PST to answer all your questions.
@LIL_LIBROS
Celia
WALTER

Our mailing address is:
hola@littlelibros.com


Lil' LIBROS
Over $2.5 Million raised
in equity crowdfunding!
All because of you.
From day one, our community has embraced us with open arms and when we grow, we want you to grow too. We are grateful for all that believe and are investing in Lil' Libros, but we are also aware that this is new to a lot of people.
If you invested, but still have questions or are thinking about investing and want to better understand the process, check out our IG Live Q+A with Patty & Ariana.
WATCH OUR Q+A

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La

Our mailing address is:
hola@littlelibros.com

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Lil' LIBROS TODAY

Lil' Libros co-founders Patty and Ariana were featured on the TODAY Show this morning.

Check out the interview where they discuss how raising equity crowdfunding is the future for our community and small business owners!

CLICK TO WATCH!

"It's important for children to be able to see themselves in these books."

— **Ariana Stein**, Lil' Libros co-founder



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BECOME AN owner
INVEST IN
Lil' LIBROS
WEFUNDER.COM/LILLIBROS

Our mailing address is:
hola@littlelibros.com

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